Exhibit 99.2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	IMMUTEP LIMITED (ASX:IMM)
ACN:	90 009 237 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Mr Grant Chamberlain
Date of Last Notice:	4 December 2017

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct & indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director of Singing Frog Pty Ltd (as Trustee for the Chamberlain and Scott Family Trust)
Date of change	2 October 2018
No. of securities held prior to change	13,272,356
Class	Performance Rights

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Number acquired	4,739,293 Ordinary Shares on 2 October 2018 due to vesting and exercise of Performance Rights

Number disposed	4,739,293 Performance Rights

Value/Consideration

Note: If consideration is non-cash, provide details and estimated valuation

Nil.

The Performance Rights are issued as remuneration for services as a director as Mr Chamberlain is taking his fees entirely in Performance Rights in lieu of cash and in accordance with shareholder’s approval obtained at the Annual General Meeting on 17 November 2017.

No amount is payable upon exercise of the Performance Rights for shares after vesting.

No. of securities held after change	4,739,293 Ordinary Shares in the name of Singing Frog Pty Ltd (as Trustee for the Chamberlain and Scott Family Trust) 8,533,063 Performance Rights

Nature of change

Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Vesting and exercise of 1st tranche of Performance Rights out of the 13,272,356 Performance Rights approved for Mr Grant Chamberlain at AGM on 17 November 2017.

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Part 3 – +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?

If prior written clearance was provided on what date was this provided?

+ See chapter 19 for defined terms.

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